Exhibit 99.1

FEMSA Shareholders´ Meetings Resolutions

Monterrey, Mexico, March 31, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) held its Annual Shareholders’ and Extraordinary Shareholders’ Meeting today (the “Shareholders’ Meetings”), during which the shareholders approved the consolidated financial statements for the year ended December 31, 2022, the 2022 CEO’s annual report and the opinion of the Board of Directors for the fiscal year 2022.

The Annual Shareholders’ Meeting elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nomination Committee and the Operations and Strategy Committee of the Board for 2023. The list of the elected directors can be found in the following link: https://femsa.gcs-web.com/corporate-governance/board-of-directors

The Annual Shareholders’ Meeting also declared and approved the payment of a cash dividend of Ps. 0.7634 per each Series "D" share and Ps. 0.6107 per each Series "B" share, which amounts to Ps. 3.6644 per "BD" Unit (BMV: FEMSAUBD) or Ps. 36.6440 per ADS (NYSE: FMX), and Ps. 3.0536 per "B" Unit (BMV: FEMSAUB), to be paid in two equal installments, payable on May 8, 2023 and November 7, 2023.

The Extraordinary Shareholders’ Meeting approved an amendment to Article 25 of the Company’s Bylaws, to reduce the minimum number of directors to be appointed by the Series “B” shareholders from 11 directors to 9 directors.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section of our corporate website at: https://femsa.gcs-web.com/shareholder-meeting-information

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	March 31, 2023	| Page 1